CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

July 28, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:   Mark Webb, Legal Branch Chief
                 Mail Stop 0408

RE:   Brownsville Company
         Form SB-2 filed July 22, 2005
         File No. 333-122720

Dear Mr. Webb:

In response to your letter of comments dated July 22, 2005, please be advised as follows:

Note 2(h), page F-9
  This disclosure is based on contemplation that there would be foreign exchange transactions. However, there are no cumulative currency translation adjustments from the date of inception to the end of the current period and therefore there are no currency translation adjustments in the statement of stockholders' equity. Disclosure Note 2(h) has been revised, accordingly.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Brownsville Company